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EXHIBIT 11.1 - STATEMENT RE COMPUTATION OF EARNINGS PER SHARE

                                               Three months ended
                                                    March 31,
                                              1999            1998
                                            -------------------------
       Basic:

Average shares outstanding                   804,417         477,060

Net income                                  $630,333        $153,434

Per share amount                            $    .78        $    .32


Diluted:

Average shares outstanding                   804,417         477,060

Net effect of dilutive stock options           9,030           3,270
                                            ------------------------

Diluted shares                               813,447         480,330

Net income                                  $630,333        $153,434

Per share amount                            $    .77        $    .32